BUFFALO GOLD LTD.
Suite 880, 609 Granville Street, Vancouver, B.C., Canada V7Y 1G5
Phone: 604-685-5492 Fax: 604-685-6940

Trading Symbol: NEX - BUF

NEWS RELEASE

March 31, 2004 - Buffalo Gold Ltd. ("Buffalo") reports that:

Appointment of New Director

Buffalo Gold Inc. (the "Company") announces that Tracy Moore has resigned from the board of directors and David Douglas has been appointed to the board to fill the vacancy created by Mr. Moore's resignation, effective February 29, 2004. The Company would like to take this opportunity to thank Mr. Moore for his acting as a director.

The Company is pleased to have Mr. Douglas join the board. Mr. Douglas has spent over twenty years in the accounting, corporate finance and investment industries as an auditor, analyst and investment advisor. He has also served as a director of several private and public companies. Prior to establishing his own consulting practice, Mr. Douglas was a senior corporate finance analyst with a regional brokerage firm where he managed numerous public company transactions and financings. Mr. Douglas is a graduate of the Commerce (Finance) program at the University of British Columbia and is a Chartered Accountant.

Review by TSX Venture Exchange

As a result of a recent review by the TSX Venture Exchange, the Exchange has determined that the Company has contravened certain of the Exchange's policies and requirements which were then applicable. As a result, the Company has been put on formal notice by the Exchange that it must comply with NEX (and Exchange) polices and requirements in the future.

Re-Instatement for Trading

The Company advises that it has now complied with the conditions required by the Exchange for the re-instatement of trading. As a result, the Exchange has advised the Company that its shares will recommence trading on NEX as of the opening on April 2, 2004.

 The Company intends to continue actively seeking resource properties of merit.

On behalf of the Board of Directors of
BUFFALO GOLD LTD.

"John V. Tully"

John V. Tully, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN